

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 25, 2016

<u>Via E-mail</u>
Assaf Ran
Chief Executive Officer
Manhattan Bridge Capital, Inc.
60 Cutter Mill Road, Suite 205
Great Neck, New York 11021

> **Re: Manhattan Bridge Capital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 26, 2016**
> **File No. 333-208894**

Dear Mr. Ran:

We have limited our review of your registration statement to the issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file a statement of eligibility of trustee as an exhibit as required by Item 601(b)(25) of Regulation S-K. Also include disclosure in the prospectus that describes the trustee. Please note that since this is not an offering on a delayed basis under Rule 415 of Regulation C, the trustee must be designated and qualified at the time of effectiveness of the registration statement.

Executive Compensation, page 55

2. Please update this section to include information for 2015 as required by Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 if you have any questions or, in her absence, me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Stephen A. Zelnick
        Morse, Zelnick, Rose & Lander LLP